                        OFFER TO PURCHASE FOR CASH UP TO

                 1,000,000 COMMON SHARES OF BENEFICIAL INTEREST

                                       OF

                         ENTERTAINMENT PROPERTIES TRUST
                                       AT
                              $18.00 NET PER SHARE

                                       BY

                                BRT REALTY TRUST

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW
       YORK CITY TIME, ON TUESDAY, MAY 15, 2001 (THE "EXPIRATION DATE"),
                         UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED ON, AMONG OTHER THINGS, (1) FREDRIC H. GOULD'S ELECTION AND QUALIFICATION TO THE BOARD OF TRUSTEES (THE "BOARD") OF ENTERTAINMENT PROPERTIES TRUST (THE "COMPANY") AT THE 2001 ANNUAL MEETING OF SHAREHOLDERS AND (2) THE BOARD GRANTING AN UNQUALIFIED EXEMPTION TO BRT REALTY TRUST ("BRT") FROM THE 9.8% BENEFICIAL INTEREST OWNERSHIP LIMITATION OF ARTICLE NINTH OF THE AMENDED AND RESTATED DECLARATION OF TRUST OF THE COMPANY AND FROM THE VOTING RIGHTS RESTRICTION UNDER THE MARYLAND CONTROL SHARE ACQUISITION ACT ARISING FROM BRT OWNING MORE THAN 10% OF THE SHARES. THIS OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE "INTRODUCTION" AND SECTION 14 UNDER THE CAPTION "THE TENDER OFFER." THIS OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING.

     BRT IS MAKING THIS OFFER IN CONNECTION WITH ITS SOLICITATION OF PROXIES TO ELECT FREDERIC H. GOULD TO THE BOARD.

                                   IMPORTANT

     Any Shareholder (defined herein) desiring to tender all or any portion of his or her Shares (defined herein) should either:

     1. Complete and sign the Letter of Transmittal (or a facsimile thereof) tendered in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2 under the caption "Tender Offer", an Agent's Message (as defined herein) and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 under the caption "Tender Offer" or

     2. Request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

     If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

     If you desire to tender your Shares and your certificates for Shares are not immediately available or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, your tender may be effected by following the procedure for guaranteed delivery set forth in Section 2 under the caption "The Tender Offer" and in the Notice of Guaranteed Delivery provided herewith.

     A summary of the principal terms of the Offer appears on Pages 1-3 of this Offer to Purchase.

     Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc., the Information Agent, at its address and telephone numbers set forth on the last page of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF SHAREHOLDERS OF THE COMPANY. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                    The Information Agent for the Offer is:

                [GEORGESON SHAREHOLDER COMMUNICATIONS INC. LOGO]
April 10, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET..........................................    1
INTRODUCTION................................................    4
THE TENDER OFFER............................................    6
1.   Terms of this Offer; Expiration Date...................    6
2.   Procedures for Tendering Shares........................    7
3.   Withdrawal Rights......................................   10
4.   Acceptance for Payment and Payment; Proration..........   10
5.   Certain Federal Income Tax Consequences................   11
6.   Price Range of Shares; Dividends.......................   12
7.   Effect of this Offer on the Market for the Shares;
     Stock Exchange Listing; Exchange Act Registration;
     Margin Securities......................................   12
8.   Certain Information Concerning the Company.............   14
9.   Certain Information Concerning the Purchaser...........   14
10.  Source and Amount of Funds.............................   15
11.  Background of this Offer; Past Contacts, Transactions
     or Negotiations with the Company.......................   15
12.  Purpose of this Offer..................................   17
13.  Dividends and Distributions............................   17
14.  Certain Conditions to this Offer.......................   18
15.  Certain Legal Matters..................................   20
16.  Fees and Expenses......................................   22
17.  Miscellaneous..........................................   22
SCHEDULE I
TRUSTEES AND EXECUTIVE OFFICERS OF THE PURCHASER............   23

                               SUMMARY TERM SHEET

     BRT Realty Trust is offering to purchase up to 1,000,000 common shares of beneficial interest of Entertainment Properties Trust for $18.00 per share, net to the seller in cash, without interest. The following are some of the questions you, as a shareholder of Entertainment Properties, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal, and the information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. We urge you to carefully read the entire Offer to Purchase and related Letter of Transmittal prior to making any decision regarding whether to tender your shares.

WHO IS OFFERING TO PURCHASE MY SHARES OF ENTERTAINMENT PROPERTIES?

     BRT Realty Trust, a Massachusetts business trust, is offering to purchase your shares of beneficial interest of Entertainment Properties. See the "Introduction" and Section 9 under the caption "The Tender Offer."

HOW MANY SHARES IS BRT SEEKING TO PURCHASE, AT WHAT PRICE, AND DO I HAVE TO PAY ANY BROKERAGE OR SIMILAR FEES TO TENDER?

     - BRT is offering to purchase 1,000,000 shares of Entertainment Properties at a price of $18.00 per share, net to the seller in cash, without interest. To the extent more than 1,000,000 shares are tendered in the offer, BRT will purchase only 1,000,000 shares on a pro rata basis based on the number of shares properly tendered by each shareholder prior to or on the expiration of this offer and not withdrawn. No fractional shares will be purchased. Preliminary results of proration will be announced by press release as promptly as practicable after the expiration date of the offer. Shareholders may obtain such preliminary information from Georgeson Shareholder Communications Inc., the information agent for this offer, and may be able to obtain such information from their broker.

     - If you are the record owner of your shares and you tender shares in this offer, you will not have to pay any brokerage or similar fees. However, if you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction".

WHY IS BRT MAKING THIS OFFER?

     BRT is making this offer to increase its investment in Entertainment Properties because we believe in the long-term value of Entertainment Properties and in the business of owning movie theaters. The acquisition of shares pursuant to this offer, at a premium to the current market price, demonstrates our commitment to Entertainment Properties. The additional investment will increase our incentive to see the shares perform well. This offer will give you the opportunity to sell some of your shares at a premium and still retain an interest in Entertainment Properties' future growth. We are making this offer in connection with our solicitation of proxies to elect Fredric H. Gould to the board of trustees of Entertainment Properties. See Section 12 under the caption "The Tender Offer".

WHAT ARE BRT'S PLANS FOR ENTERTAINMENT PROPERTIES?

     BRT has no current plans for Entertainment Properties, except to elect Fredric H. Gould to the board of trustees and to complete this offer, subject to important conditions. However, we intend to continuously evaluate the company and its prospects and may propose changes in the future.

WHAT ARE THE CONDITIONS TO THIS OFFER?

     The most important conditions to this offer are: (1) Fredric H. Gould's election and qualification to the board of trustees of Entertainment Properties by the shareholders at the 2001 annual meeting of shareholders and (2) the board of trustees granting BRT an unqualified exemption from the 9.8% share ownership limitation contained in the Declaration of Trust of Entertainment Properties and from the voting rights restriction under the Maryland Control Share Acquisition Act arising from BRT owning more than 10% of the shares. This offer is not conditioned on the receipt of financing. A more detailed discussion of the conditions to consummation of this offer may be found in the "Introduction" and
Section 14 under the caption "The Tender Offer."

DOES BRT HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES?

     BRT has sufficient cash or cash equivalents available to pay for the shares. See Section 10 under the caption "Tender Offer".

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER INTO THIS OFFER?

     You have until the expiration date of this offer to tender your shares. This offer currently is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, May 15, 2001. BRT may extend this offer from time to time. If this offer is extended, BRT will issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the first business day following the date this Offer was scheduled to expire. See Section 1 under the caption "The Tender Offer".

HOW DO I ACCEPT THIS OFFER AND TENDER MY SHARES?

     To tender your shares, you must completely fill out the enclosed Letter of Transmittal and deliver it, along with your share certificates and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the depositary for this offer, prior to the expiration of this offer. If your shares are held through a broker, dealer or other nominee, your shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver all necessary documents to the depositary in time, you may be able to complete and deliver to the depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms. See Section 2 under the caption "The Tender Offer".

IF I ACCEPT THIS OFFER, WHEN WILL I GET PAID?

     Subject to the terms and conditions of this offer, we will pay for all validly tendered and not withdrawn shares, subject to the proration provisions noted in the offer to purchase, promptly after the expiration date of this offer, subject to the satisfaction or waiver of the conditions to this offer, as set forth in Section 4 under the caption "The Tender Offer". We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with the depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for your tendered shares will be made only after timely receipt by the depositary of certificates for such shares (or of a confirmation of a book-entry transfer of the shares as described in Section 2 under the caption "The Tender Offer"), a properly completed and duly executed letter of transmittal and any other required documents for the shares.

CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

     You may withdraw a portion of or all your tendered shares by delivering written, manually executed or facsimile notice to the depositary at any time prior to the expiration of this offer. Further, if BRT has not agreed to accept your shares for payment within 60 days of the commencement of this offer, you can withdraw them at any time after that 60-day period until BRT does accept your shares for payment. Once shares are accepted for payment, they cannot be withdrawn. The right to withdraw tendered shares will not apply to any subsequent offering period, if one is included. Withdrawn shares may be re-tendered by following the tender procedures before the offer expires. See
Section 3 under the caption "The Tender Offer".

HAS THE BOARD OF TRUSTEES OF ENTERTAINMENT PROPERTIES APPROVED THIS OFFER?

     The board of trustees has not approved this offer. Within 10 business days after the date of this offer, Entertainment Properties is required by law to publish, send or give to you (and file with the Securities and Exchange Commission, or Commission) a statement as to whether it recommends acceptance or rejection of this offer, that it has no opinion with respect to this offer or that it is unable to take a position with respect to this offer.

IF I DO NOT TENDER BUT THIS OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

     BRT believes that, if the offer is successful, the shares will continue to be actively traded and Entertainment Properties will continue to be subject to the Commission's rules relating to publicly held companies.

ARE APPRAISAL RIGHTS AVAILABLE IN THIS OFFER?

     Appraisal rights are not available in this offer.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS?

     The receipt of cash in this offer in exchange for Entertainment Properties shares will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

     You should consult your tax advisor about the particular effect the proposed transactions will have on your shares. See Section 5 under the caption "The Tender Offer".

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On March 30, 2001, the last full trading day before we announced our intentions to commence this offer, the shares of Entertainment Properties closed on the NYSE at $14.24 per share. On April 9, 2001, the last full trading day before the commencement of this offer, the shares of Entertainment Properties closed on the NYSE at $13.92 per share. You should obtain a recent quotation for your shares before you decide whether or not to tender. See Section 6 under the caption "The Tender Offer".

WHO SHOULD I CALL WITH QUESTIONS?

     You should call Georgeson Shareholder Communications Inc. at (800) 233-2064 (toll-free) with any questions you may have. Georgeson is acting as the information agent for this offer. See the back cover of this offer for further details.

                                  INTRODUCTION

     BRT Realty Trust, a Massachusetts business trust (the "Purchaser"), hereby offers to purchase up to 1,000,000 common shares of beneficial interest, par value $0.01 per share ("Shares"), of Entertainment Properties Trust, a Maryland real estate investment trust (the "Company"), at a price of $18.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their clients. Shareholders of the Company ("Shareholders") who tender will not be obligated to pay brokerage fees or commissions. Except as set forth in Instruction 7 of the Letter of Transmittal, tendering Shareholders will not be obligated to pay stock transfer taxes on the purchase of Shares pursuant to this Offer. The Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as Depositary (the "Depositary"), and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent"), incurred in connection with this Offer. See Section 16 under the caption "The Tender Offer".

     The purpose of this Offer is to increase, through the purchase of Shares, our investment in the Company because we believe in the long-term value of the Company and in the business of owning movie theaters. The Purchaser currently is the beneficial owner of 1,355,600 Shares, representing approximately 9.2% of the outstanding Shares, with a current value of approximately $18.9 million. The Offer, at a premium to the current market price, demonstrates the Purchaser's commitment to the Company. The additional investment will increase the Purchaser's incentive to see the Shares perform well. This Offer will give Shareholders an opportunity to sell some of their Shares at a price substantially in excess of the current market price and still retain a significant interest in the future growth of the Company. This Offer is being made in connection with the Purchaser's solicitation of proxies to elect Fredric
H. Gould to the Board of Trustees of the Company (the "Board"). See Section 12 under the caption "The Tender Offer".

     Certain federal income tax consequences of the sale of Shares pursuant to this Offer are described in Section 5 under the caption "The Tender Offer".

     The offer is conditioned on, among other things, (1) Fredric H. Gould's election and qualification to the Board at the 2001 annual meeting of Shareholders ("Annual Meeting") (the "Election Condition") and (2) the Board granting to the Purchaser an unqualified exemption from the 9.8% beneficial interest ownership limitation of Article Ninth of the Amended and Restated Declaration of Trust of the Company ("Declaration of Trust") (the "Ownership Limitation Condition") and from the voting rights restriction under the Maryland Control Share Acquisition Act arising from the Purchaser owning more than 10% of the Shares (the "Voting Rights Condition"). The Purchaser expressly reserves the right, in its reasonable discretion, to waive any one or more of the conditions to this Offer. See Section 1, Section 14 and Section 15 under the caption "The Tender Offer".

     The Election Condition shall be satisfied upon the election of Fredric H. Gould to the Board at the Annual Meeting and his qualification as a member of the Board. As of the date of this Offer, the Annual Meeting is scheduled to be held at the Leawood Town Center Theatre, Leawood, Kansas, on Wednesday, May 9, 2001, at 10:00 a.m. local time. The Purchaser is currently soliciting proxies in favor of the election of Mr. Gould.

     Pursuant to the Company's Declaration of Trust, no person shall beneficially own more than 9.8% of the Shares. The Declaration of Trust provides that the Board may exempt a person from this ownership limit. The Purchaser believes that the ownership limit is designed to prevent the Company from losing desirable tax benefits derived from its status as a real estate investment trust ("REIT"). In particular, an entity cannot qualify as a REIT for federal income tax purposes if it is "closely held," generally meaning that not more than 50% of the value of a REIT's stock may be owned, directly or indirectly by five or fewer individuals. The Purchaser has on numerous occasions informed the Company that its REIT status would not be jeopardized because the Purchaser is itself a REIT. The Purchaser's shareholder configuration would not result in the Company losing its REIT status. The Purchaser has stated that it would agree not to take any action that would negatively affect the Company's REIT status including an agreement not to purchase additional Shares if the purchase would jeopardize the status of the Company as a REIT. To date, the Company has refused to grant the requested exemption.

     Generally, pursuant to the Maryland Control Share Acquisition Act, the Purchaser will not have any voting rights with respect to any Shares that the Purchaser acquires to the extent those Shares exceed 10% of the voting power of all of the outstanding Shares. However, voting rights may be approved by the affirmative vote of two-thirds of all of the Shares, excluding all Shares over which the Purchaser, any officer of the Company or any trustee employed by the Company exercises voting power. In addition, the Maryland Control Share Acquisition Act will not restrict the voting rights of Shares if the acquisition of those Shares has been approved or exempted by a provision in the Bylaws of the Company and adopted at any time before the acquisition of those Shares. Although entitled to under the Maryland Control Share Acquisition Act, the Purchaser does not intend to call for a vote of Shareholders to approve its voting rights. Instead, the Purchaser requests that the Board adopt a Bylaw approving all acquisitions of Shares by the Purchaser in excess of Shares representing 10% of the voting power of all of the outstanding Shares.

     IN THE EVENT THE OFFER IS TERMINATED OR NOT CONSUMMATED, OR AFTER THE EXPIRATION DATE OF THE OFFER, IN ACCORDANCE WITH APPLICABLE LAW THE PURCHASER MAY EXPLORE ANY AND ALL OPTIONS WHICH MAY BE AVAILABLE. IN THIS REGARD, AND AFTER EXPIRATION OR TERMINATION OF THE OFFER, THE PURCHASER MAY SEEK TO ACQUIRE ADDITIONAL SHARES, THROUGH OPEN MARKET PURCHASES, PRIVATELY NEGOTIATED TRANSACTIONS, A TENDER OFFER OR EXCHANGE OFFER OR OTHERWISE, UPON SUCH TERMS AND AT SUCH PRICES AS THE PURCHASER MAY DETERMINE, WHICH, IN THE CASE OF SHARES, MAY BE MORE OR LESS THAN THE PRICE TO BE PAID PER SHARE PURSUANT TO THE OFFER AND COULD BE FOR CASH OR OTHER CONSIDERATION.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF SHAREHOLDERS OF THE COMPANY. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1. TERMS OF THIS OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of this Offer (including, if this Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for up to 1,000,000 Shares validly tendered and not withdrawn prior to the Expiration Date. "Expiration Date" means 5:00 p.m., New York City time, on Tuesday, May 15, 2001, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which this Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which this Offer, as so extended by the Purchaser, will expire. To the extent more than 1,000,000 Shares are tendered in this Offer, the Purchaser will purchase 1,000,000 Shares in this Offer on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each Shareholder prior to or on the Expiration Date and not withdrawn. See Section 4.

     Subject to the applicable rules and regulations of the Securities and Exchange Commission ("Commission"), the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, regardless of whether or not any of the events set forth in Section 14 shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to waive any condition to this Offering or to amend this Offer in any respect by giving oral or written notice of such amendment to the Depositary. During any such extension of this Offering, all Shares previously tendered and not properly withdrawn shall remain subject to this Offer, subject to the right of a tendering Shareholder to withdraw his or her Shares. Under no circumstances will interest be paid on the purchase price for tendered shares, whether or not the Purchaser exercises its right to extend this Offer.

     If by the Expiration Date any or all of the conditions to this Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the Commission, to (a) terminate this Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering Shareholders, (b) waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend this Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which this Offer is extended or (d) amend this Offer.

     The rights reserved by the Purchaser in the foregoing two paragraphs are in addition to the Purchaser's rights to terminate this Offer pursuant to Section
14. There can be no assurance that the Purchaser will exercise its right to extend this Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-l(d) under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14e-l(d) under the Exchange Act), any material change in the information published, sent or given to Shareholders in connection with this Offer must be promptly disseminated to them in a manner reasonably designed to inform Shareholders of such change, and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. "Business day" means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     If the Purchaser extends this Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or is unable to pay for Shares pursuant to this Offer for any reason, then, without prejudice to the Purchaser's rights under this Offer, the Depositary may retain tendered shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering Shareholders are entitled to withdrawal rights as described in Section 3. However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of this Offer.

     If the Purchaser makes a material change in the terms of this Offer or the information concerning this Offer or waives a material condition of this Offer, the Purchaser will disseminate additional tender offer materials and extend this Offer to the extent required by Rules 14d-4(c), 14d-6(c) and 14e-l(d) under the Exchange Act. The minimum period during which this Offer must remain open following material changes in the terms of this Offer or information concerning this Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to Shareholders and investor response. If, prior to the Expiration Date, the Purchaser should decide to increase the price per Share being offered in this Offer, such increase will be applicable to all Shareholders whose Shares are accepted for payment pursuant to this Offer regardless of when such Shares were tendered.

     On March 16, 2001, the Purchaser requested, pursuant to Section 2-513 of the Maryland General Corporation Law and Section 8-402 of the Maryland Real Estate Investment Trust Law, a Shareholder list for communicating with Shareholders. On April 2, 2001, the Company made the Shareholder list available to the Purchaser. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURES FOR TENDERING SHARES

     VALID TENDER. For a Shareholder to validly tender Shares pursuant to this Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) relating to the Shares tendered, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Shares ("Share Certificates") must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering Shareholder must comply with the guaranteed delivery procedures set forth below.

     BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of this Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to the book-entry transfer facility in accordance with such book-entry transfer facility's procedures does not constitute delivery to the depositary. "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering Shareholder. Share Certificates, the Letter of Transmittal and all other required documents will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     SIGNATURE GUARANTEES. No signature guarantee is required on a Letter of Transmittal if either (a) the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange ("NYSE") Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If Share Certificates are registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made or Share Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Share Certificates surrendered, the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

     GUARANTEED DELIVERY. If a Shareholder desires to tender Shares pursuant to this Offer and such Shareholder's Share Certificates are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shareholder's tender may be effected if all the following conditions are met:

     - the tender is made by or through an Eligible Institution;

     - a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

     - the Share Certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

     A Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed to be made only when actually received by the Depositary. If Share Certificates are sent by mail, we recommend registered mail with return receipt requested, properly insured.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to this Offer will in all cases be made only after timely receipt by the Depositary of (a) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof) relating to the Shares tendered, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering Shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the shares to be paid by the Purchaser, regardless of any extension of this Offer or any delay in making such payment.

     The Purchaser's acceptance for payment of Shares validly tendered pursuant to this Offer will constitute a binding agreement between the tendering Shareholder and the Purchaser upon the terms and subject to the conditions of this Offer.

     GRANT OF PROXY. By executing a Letter of Transmittal as set forth above, a tendering Shareholder irrevocably appoints designees of the Purchaser as such Shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Shareholder's rights with respect to the Shares tendered by such Shareholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares). All such proxies will be irrevocable and considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to this Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such Shareholder with respect to such Shares or other securities will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities in respect of any annual, special, adjourned or postponed meeting of the Company's Shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of Shareholders.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tendered Shares determined by them not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular Shareholder whether or not similar defects or irregularities are waived in the case of other Shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in such tendered Shares or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of this Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

     BACKUP WITHHOLDING. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain Shareholders pursuant to the Offer. In order to avoid such backup withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

     LOST CERTIFICATES. If the Share Certificates that a registered holder wants to surrender have been lost or destroyed, that fact should be indicated in the appropriate space on the Letter of Transmittal. Certain representations and agreements contained in the Letter of Transmittal are required to be made by tendering Shareholders who have lost their Share Certificates. In addition, the Information Agent or Depositary may forward to such registered holders additional documentation necessary to be completed in order to effectively surrender such lost or destroyed certificates. See Instruction 3 to the Letter of Transmittal. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares pursuant to this Offer are irrevocable. Shares tendered pursuant to this Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless such Shares are accepted for payment and paid for by the Purchaser pursuant to this Offer, they may also be withdrawn at any time after June 8, 2001 (or such later date as may apply in case this Offer is extended).

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and, unless the Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

     Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of this Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT; PRORATION

     Upon the terms and subject to the conditions of this Offer (including, if this Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for up to 1,000,000 Shares validly tendered and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. To the extent more than 1,000,000 Shares are tendered in this Offer, the Purchaser will purchase only 1,000,000 Shares in this Offer on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each Shareholder prior to or on the Expiration Date and not withdrawn. See Section 3. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. See Section 1 and
Section 14. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. See Section 14. Any such delays will be effected in compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

     In all cases, payment for Shares accepted for payment pursuant to this Offer will be made only after timely receipt by the Depositary of (a) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) the Letter of Transmittal (or facsimile thereof) relating to the Shares tendered, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. The per Share consideration paid to any Shareholder pursuant to this Offer will be the highest per Share consideration paid to any other Shareholder pursuant to this Offer.

     For purposes of this Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to this Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for validly tendering Shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering Shareholders. Under no circumstances will interest be paid on the purchase price of the shares to be paid by the Purchaser, regardless of any extension of this Offer or any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering Shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to this Offer. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale to them or their order pursuant to this Offer, except as otherwise provided in Instruction 7 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to this Offer for any reason, then, without prejudice to the Purchaser's rights under this Offer (but subject to compliance with Rule 14e-1(c) under the Exchange
Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering Shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

     If any tendered Shares are not purchased pursuant to this Offer for any reason, including proration, Share Certificates for any such unpurchased Shares will be returned, without expense to the tendering Shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of this Offer.

     If more than the 1,000,000 Shares are validly tendered and not withdrawn prior to the Expiration Date, we will accept payment and pay for only 1,000,000 Shares on a pro rata basis based on the number of Shares properly tendered by each Shareholder prior to or on the Expiration Date and not withdrawn. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may also be able to obtain such preliminary information from their brokers.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The receipt of cash pursuant to this Offer will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes, a tendering Shareholder will recognize gain or loss equal to the difference between the amount of cash received by the Shareholder pursuant to this Offer and the aggregate tax basis in the Shares tendered by the Shareholder and purchased pursuant to this Offer. If Shares are held by a Shareholder as capital assets (i.e., generally assets held for investment), gain or loss recognized by the Shareholder with respect to such Shares will be capital gain or loss.

     Capital gains recognized by an individual Shareholder will generally be taxed at a maximum federal marginal tax rate of 20% if the Shareholder's holding period for the shares exceeds 12 months. Capital gains recognized by a corporate Shareholder will be taxed at a maximum federal marginal tax rate of 35%.

     The foregoing discussion is included for general information only and may not be applicable with respect to shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code, such as non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions, broker-dealers and Shareholders who hold their Shares as part of a hedge, straddle or conversion transaction, and otherwise may not apply to a holder of Shares in light of particular circumstances. You are urged to consult your tax advisors to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of this Offer.

6. PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are quoted on the NYSE. The following table sets forth for each of the periods indicated, the high and low trading prices per Share on the NYSE based on published financial sources:

CALENDAR YEAR                                                 HIGH($)    LOW($)    DIVIDENDS($)
-------------                                                 -------    ------    ------------
1999
First Quarter...............................................   17.63     15.56         0.42
Second Quarter..............................................   19.63     16.06         0.42
Third Quarter...............................................   18.13     14.25         0.42
Fourth Quarter..............................................   14.75     12.50         0.42
2000
First Quarter...............................................   14.75     10.88         0.44
Second Quarter..............................................   14.75     12.00         0.44
Third Quarter...............................................   14.69     10.00         0.44
Fourth Quarter..............................................   12.63     10.50         0.44
2001
First Quarter...............................................   15.00     11.25         0.45*
Second Quarter (as of April 9, 2001)........................   14.47     13.92         0.45*

---------------
* On March 16, 2001, the Company announced that it raised its quarterly dividend to $0.45 from $0.44.

     On March 30, 2001, the last full trading day before we announced our intention to commence this Offer, the Shares closed on the NYSE at $14.24 per Share. On April 9, 2001, the last full trading day before the commencement of this Offer, the Shares closed on the NYSE at $13.92. We urge you to obtain current market quotations for the Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN SECURITIES.

     MARKET FOR THE SHARES. Based upon the Company's proxy statement dated April 2, 2001, there were 14,723,726 Shares outstanding as of March 26, 2001. Based on the Company's Annual Report on Form 10-K for the year ended December 31, 2000 ("2000 Annual Report"), there were 7,174 holders of record of Shares at March 26, 2001. The purchase of Shares pursuant to this Offer may reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. However, the Purchaser does not expect an adverse effect on liquidity and market value because the 1,000,000 Shares subject to this Offer represent approximately 6.8% of the outstanding Shares.

     NYSE LISTING. The Purchaser expects that, even if the Offer is successful, the Shares will continue to meet the requirements for listing in the NYSE. However, there is a remote possibility that, depending upon the number of Shares purchased pursuant to the Offer and the number of holders participating in the Offer, the Shares may no longer meet the requirements for continued listing in the NYSE. According to the published guidelines of the NYSE, the NYSE would normally give consideration to delisting the Shares when, among other things:

     - the total number of holders of Shares is less than 400,

     - the total number of holders of Shares is less than 1,200 and the average monthly trading volume over the most recent 12 month period is less than 100,000 Shares,

     - the number of publicly held Shares (excluding the holdings of officers, directors and their families and other concentrated holdings of 10% or more) is less than 600,000,

     - the Company's total global market capitalization is less than $50.0 million and the total Shareholders' equity is less than $50.0 million,

     - the Company's average global market capitalization over a consecutive 30-trading-day period is less than $15.0 million, or

     - the average closing price per Share is less than $1.00 over a consecutive 30-trading-day period.

     If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements for continued listing in NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected. In the event that the Shares are delisted from NYSE, it is possible that the Shares would continue to trade in the over-the-counter market and that the price or other quotations may still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described below, and other factors. The Purchaser cannot predict whether a reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the price paid in this Offer.

     EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act and the Purchaser expects continued registration after the Offer. However, there is a remote possibility that, the Shares may be eligible for deregistration either prior to or after this Offer depending upon certain circumstances, including the number of recordholders of the Shares at such time. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 500 or more holders of record, where total assets of the Company have not exceeded $10 million on the last day of the Company's three most recent fiscal years. In order to be eligible to effect such termination, however, the Company must be current on its periodic reporting requirements under the Exchange Act. The Purchaser currently has no intention of recommending the deregistration of the Shares.

     Termination of registration of the Shares under the Exchange Act would, assuming the Company were in compliance with its reporting obligations, substantially reduce the information required to be furnished by the Company to its Shareholders and to the Commission. Termination would also make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with Shareholders' meetings and the related requirement of furnishing an annual report to Shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities in compliance with Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, would be eliminated.

     MARGIN SECURITIES. The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities. The Purchaser expects that the Shares will continue to be "margin securities" after the Offer. However, there is a remote possibility that, following the purchase of Shares pursuant to this Offer or any subsequent open market or privately negotiated purchases, depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore no longer be used as collateral for purposes of loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq National Market reporting.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Maryland real estate investment trust. The principal executive office of the Company is located at 30 Pershing Road, Union Station, Suite 201, Kansas City, Missouri 64108 and its telephone number is (816) 472-1700. According to the 2000 Annual Report, the Company is a self-administered real estate investment trust. As of December 31, 2000, the Company's real estate portfolio was comprised of 26 megaplex theatre properties located in 11 states, and one entertainment-themed retail center development property located in Westminster, Colorado. The Company also owns land parcels and related properties adjacent to several of its theatre properties. The Company's theatre properties are leased to leading theatre operators.

     AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's trustees and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Shareholders and filed with the Commission. Such reports, proxy statements and other information, may be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N. W., Washington, DC 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, IL 60661. Such reports, proxy statements and other information may also be obtained at the Web site that the Commission maintains at http://www.sec.gov. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N. W., Washington, DC 20549.

     COMPANY INFORMATION. The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser was formed in 1972 under the laws of the Commonwealth of Massachusetts. It is principally engaged in the business of originating and holding for its own account senior and junior real estate mortgage loans secured by income producing real property. See Section 11. The principal executive office of the Purchaser is located at 60 Cutter Mill Road, Great Neck, New York 11021 and its telephone number is (516) 466-3100. As of the date of this Offer to Purchase, the Purchaser is the beneficial owner of 1,355,600 Shares, which constitute approximately 9.2% of the Shares outstanding as of the date of this Offer to Purchase.

     Except as set forth in this Offer to Purchase (including the Schedules hereto), none of the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the

Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase (including the Schedules hereto), none of the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, trustees or affiliates that would require reporting under the rules of the Commission. See Section 11.

     Except as set forth in this Offer to Purchase (including the Schedules hereto), there have been no contacts, negotiations or transactions between the Purchaser or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, trustees or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of trustees, or a sale or other transfer of a material amount of assets that would require reporting under the rules of the Commission. See Section 11.

     There have been no transactions in the Shares that were effected during the sixty days prior to the date of this Offer to Purchase by the Purchaser or any of its affiliates.

10. SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by the Purchaser to purchase 1,000,000 Shares pursuant to this Offer and to pay related fees and expenses incurred in connection with this Offer, is estimated at $18,500,000. The Purchaser has sufficient cash and cash equivalents available to pay for the Shares. Because the Purchaser has sufficient resources to fund this Offer, the Purchaser has no alternative financing arrangements.

11. BACKGROUND OF THIS OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY

     The Purchaser began buying Shares in October 1999 and on March 15, 2000 filed a Schedule 13D with the Commission indicating that the Purchaser beneficially owned 939,600 Shares, representing approximately 6.27% of the outstanding Shares. Thereafter, David Brain, President and Chief Executive Officer of the Company, initiated contact with the Purchaser. This led to a series of conversations and meetings in April 2000 between Frederic H. Gould, the Chairman and Chief Executive Officer of the Purchaser and Mr. Brain. Jeffrey Gould, the President and Chief Operating Officer of the Purchaser, and Peter Brown, the Chairman of the Company, also participated in some of these meetings. At these meetings, the parties discussed in general terms the business and activities of the Company. The parties discussed the possibility of an additional investment by the Purchaser in the Company and the possibility of a joint venture between the Purchaser and the Company with respect to theater properties owned by AMC Entertainment, Inc. ("AMC"). AMC is the largest tenant of the Company. The Purchaser indicated that it would be willing to make a more significant investment in the Company if this significant investment was made in conjunction with representation on the Company's Board. Additionally, the Purchaser indicated that prior to making the investment, the Purchaser would require the Company to waive the provisions of the Company's Declaration of Trust prohibiting any person from owning more than 9.8% of the Shares. There was no agreement between the parties.

     During the week of May 8, 2000, Mr. Brain called Mr. Gould and indicated that the Company was interested in discussing with the Purchaser a transaction pursuant to which the Purchaser would: acquire a substantial number of Shares, subject to a "standstill agreement" which would prohibit distribution of the Shares for a period of time; entitle the Purchaser to designate a certain number of nominees to the Board; and waive the 9.8% limitation on Share ownership. The discussions revolved around the issuance of a to-be-decided upon number of Shares for an aggregate purchase price between $80 million and $100 million. The parties also discussed possible uses of this additional capital by the Company, including the purchase of Shares in the market or the purchase of additional real property leased to theater operators. The parties also discussed a change in the chairmanship of the Company, which would allow for more comfortable future transactions with AMC because Mr. Brown is the Chairman of both the Company and AMC. There was no agreement between the parties.

     At the end of May (or early June), Mr. Gould met with Mr. Brain and representatives of an investment bank asked to attend the meeting by Mr. Brain. At this meeting, Mr. Gould suggested that the Purchaser buy Shares from the Company directly for $15.25 per Share in order to provide the Company with the capital required to purchase properties at the attractive yields then available. The Purchaser also proposed to permit all other Shareholders to buy additional Shares on a pro rata basis at the same $15.25 per Share price. Again, the Purchaser required that any such investment be made in conjunction with a waiver of the 9.8% limitation on Share ownership and Board representation. No aggregate investment amount was discussed. There was no agreement between the parties. On May 31, 2000, the Purchaser, after numerous discussions with the Company, sent a letter to the Company with regard to exempting the Purchaser from the 9.8% share ownership limitation in the Declaration of Trust. The Purchaser stated that because its ownership is "sprinkled" down to the Purchaser's shareholders, there would be no negative results on the Company's REIT status if the Purchaser exceeds the ownership limitation.

     On July 20, 2000, Mr. Gould met with four members of the Board -- Messrs. Brown and Brain, Robert J. Druten and Scott H. Ward; Fred L. Kennon, the Chief Financial Officer of the Company; and Gregory K. Silvers, the General Counsel of the Company, also attended the meeting. A number of the participants only stayed for a brief period of time. The parties discussed the following issues:

     - The Purchaser was then one of the few investors that had confidence in the business of the Company and that was willing to invest substantial amounts in the Company.

     - The Purchaser's belief that its additional investment in the Company could be helpful for the Company to obtain first mortgage financing in order to grow the business.

     - The Purchaser expressed its concern about the conflict of interest arising because Mr. Brown, the Chairman of the Company, is also the Chairman of AMC, the Company's largest tenant.

     - The parties discussed the Purchaser's prior proposal to purchase Shares directly from the Company at $15.25 per Share combined with allowing all other Shareholders to purchase a pro rata number of Shares at the same price and entering into a "standstill agreement" that would provide for Jeffrey Gould and Fredric Gould to become members of the Board and require that the Purchaser vote for the Board's designees for a period of time; and the waiver by the Board of the 9.8% Share ownership limitation. The parties also discussed the Company's use of the funds from this investment, including the repurchase of Shares.

     - The Purchaser also requested a waiver of the 9.8% share ownership limitation so that the Purchaser could buy more Shares in the market, which the Purchaser believed would have had a positive impact on the Share price because it would have resulted in a potential buyer interested in a large number of Shares.

     - The parties discussed a joint venture to purchase movie theaters with funds provided primarily by the Purchaser. These discussions did not advance because the Purchaser insisted on the right to merge the joint venture into the Company or convert the equity in the joint venture into Shares at some time in the future.

     There was no agreement between the parties.

     The Purchaser sent a second letter to the Company on September 6, 2000, restating its request for an exemption from the ownership limitation. The letter reiterated the Purchaser's contention that by neglecting to grant its request for a waiver of the ownership limitation, the Board had precluded the Purchaser from making additional purchases of Shares in the open market to the detriment of Shareholders as the stock's price retreated.

     On September 11, 2000, Mr. Gould had a telephone conversation with Mr. Brain in which Mr. Brain indicated that the Board at its October 6th meeting would consider the various proposals that the Purchaser had to improve Shareholder value.

     On September 27, 2000, the Purchaser sent a third letter to the Company in which it proposed to make an additional $20 million investment in the Company by acquiring Shares at $15.00 per Share which at the time represented approximately a 40% premium above the current market price. The Purchaser stated that the acquisition of the Shares would not jeopardize the Company's REIT status because the Purchaser is a REIT. The Purchaser also stated that it would agree not to take any action that would negatively affect the Company's REIT status including an agreement not to purchase any additional Shares if the purchase would jeopardize the status of the Company as a REIT. Additionally, the Purchaser proposed that the Board be expanded to include two designees of the Purchaser who have experience in real property matters and stated that if the Company continued to reject these proposals, the Purchaser would attempt to seek the support of the Shareholders. The Purchaser requested a direct meeting of Mr. Gould with the Board in which to discuss and explain all of its proposals.

     In a telephone conversation between Mr. Brain and Mr. Gould on October 2, 2000, Mr. Brain stated that he believed that the Purchaser's proposals did not offer anything new beyond that which had already been discussed with members of the Board. On October 4, 2000, the Company further responded to the Purchaser's September 27th letter stating that it would consider the Purchaser's proposals but denied Mr. Gould's request to attend and make a presentation at the Board meeting. On October 6, 2000, the Company further stated that it would not grant an exemption of the 9.8% share ownership limitation and that it would not issue Shares to the Purchaser at the requested price.

     On January 25, 2001, in direct response to a request made by Mr. Brain in a telephone call that he made to Mr. Gould, the Purchaser sent a written request to the Board to be elected as a member of the Board in addition to the Board members then in office. Mr. Brain had also stated that upon receipt of such a letter the Company would send some written questions to the Purchaser. The Company did not respond to this letter and no questions were ever received by the Purchaser. Thereafter, the Purchaser submitted advance notice to the Company pursuant to its organizational documents on February 7, 2001 and again on February 20, 2001 of its intention to solicit Shareholders for the election of its nominee to the Board. On March 30, 2001, the Purchaser commenced soliciting proxies to elect Mr. Gould to the Board at the Annual Meeting.

12. PURPOSE OF THIS OFFER

     The purpose of this Offer is to increase the Purchaser's investment in the Company because the Purchaser believes in the long-term value of the Company and in the business of owning movie theaters. The Purchaser currently is the beneficial owner of 1,355,600 Shares, representing approximately 9.2% of the outstanding Shares, with a current value of approximately $18.9 million. The Offer, at a premium to the current market price, demonstrates the Purchaser's commitment to the Company. The additional investment will increase the Purchaser's incentive to see the Shares perform well. This Offer will give Shareholders an opportunity to sell some of their shares at a price substantially in excess of the current market price and still retain a significant interest in the future growth of the Company. This Offer is being made in connection with the Purchaser's solicitation of proxies to elect Mr. Gould to the Board.

     Except as set forth in this Offer to Purchase, the Purchaser has no current plans or proposals that would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a purchase, sale or transfer of any material amount of assets of the Company or any of its subsidiaries, any material change in the present dividend rate or policy of the Company or indebtedness or capitalization of the Company; or any other material change in the Company's corporate structure or business. However, to the extent information is available, the Purchaser intends to continuously evaluate the Company and its prospects, and the Purchaser reserves the right to propose changes in the future.

13. DIVIDENDS AND DISTRIBUTIONS

     If, on or after April 9, 2001, the Company should (a) split, combine or otherwise change the Shares or its capitalization from that disclosed in the 2000 Annual Report, (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities or (c) issue or sell additional Shares (other than the issuance of Shares under option as disclosed in the 2000 Annual Report, in accordance with the terms of such options as such terms have been publicly disclosed in the 2000 Annual Report, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire any of the foregoing), then, subject to the provisions of Section 14, the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of this Offer, including without limitation, the number or type of securities offered to be purchased.

     If, after April 9, 2001, the Company should declare or pay any cash dividend, other than regular dividends as announced on March 16, 2001, on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to Shareholders of record on a date prior to the transfer of the Shares purchased pursuant to this Offer to Purchase, or their nominees or transferees on the Company's stock transfer records, then, subject to the provisions of Section 14, (a) the Offer Price may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering Shareholders will (i) be received and held by the tendering Shareholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering Shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by the Purchaser in its sole discretion.

14. CERTAIN CONDITIONS TO THIS OFFER

     Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, prior to the Expiration Date, if either of the Election Condition, the Ownership Limitation Condition or the Voting Rights Condition, in the Purchaser's sole discretion, has not been satisfied, or any waiting periods under applicable antitrust laws shall not have expired or been terminated. This Offer is not conditioned on the receipt of financing.

     Notwithstanding any other provisions of this Offer, and in addition to (and not in limitation of) the Purchaser's right to extend and amend this Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after termination or withdrawal of such bidder's offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, may terminate or amend this Offer as to any Shares not then paid for, if any of the following events shall occur or be deemed by the Purchaser to have occurred after April 9, 2001 and on or prior to the Expiration Date:

     - There shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) (A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by Federal securities laws (each as in effect on the date of this Offer to Purchase), in connection with the making of this Offer, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser or any other affiliate of the Purchaser, (B) seeking to obtain material damages or (C) otherwise directly or indirectly relating to this Offer, (ii) seeking to prohibit the ownership or operation by the Purchaser or any other affiliate of the Purchaser of all or any portion of the Shares or of the business or assets of the Company or any other affiliate of the Company or to compel the Purchaser, or any other affiliate of the Purchaser, to dispose of or hold separate the Shares or all or any portion of the business or assets of the Company or any other affiliate of the Company or seeking to impose any limitation on the ability of the Purchaser or any other affiliate of the Purchaser to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of the Purchaser or any other affiliate of the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or any other affiliate of the Purchaser on all matters properly presented to the Shareholders, (iv) seeking to require divestiture by the Purchaser or any other affiliate of the Purchaser of any Shares, (v) seeking any material diminution in the benefits expected to be derived by the Purchaser or any other affiliate of the Purchaser as a result of this Offer, or (vi) otherwise directly or indirectly relating to this Offer or which otherwise, in the sole judgment of the Purchaser, might materially adversely affect the Company or the Purchaser or any other affiliate of the Purchaser or the value of the Shares;

     - There shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to
       (i) the Purchaser or any other affiliate of the Purchaser or the Company or (ii) this Offer by any government, legislative body or court, or Governmental Entity, that, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of the immediately preceding bullet paragraph;

     - The Purchaser shall have learned of any change that has, since the filing of the 2000 Annual Report, occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, Shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company that, in the sole judgment of the Purchaser, is or may be materially adverse to the Company, or the Purchaser shall have become aware of any facts that, in the sole judgment of the Purchaser, have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to the Purchaser;

     - There shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States,
       (iii) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of the Purchaser, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof;

     - The Company shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to the filing of the 2000 Annual Report, in accordance with the terms of such options as such terms have been publicly disclosed in the 2000 Annual Report, shares of any other class of capital stock, any other class of preferred stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing), (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company, except for regular dividends as announced on March 16, 2001, (v) altered or proposed to alter any material term of any outstanding security, (vi) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any release or relinquishment of any material contractual or other right of the Company, or (vii) amended or authorized or proposed any amendment to, the Declaration of Trust or Bylaws, or the Purchaser shall become aware that the Company shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date hereof;

     - A tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange
       Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission prior to April 9, 2001, (ii) any such person, entity or group that prior to April 9, 2001, had filed such a schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person, other than the Purchaser, if not filed prior to the date hereof, shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act") (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;

     - Any approval, permit, authorization or consent of any Governmental Entity (including those described or referred to in Section 15) shall not have been obtained on terms satisfactory to the Purchaser in its sole discretion; or

     - The Purchaser shall have reached an agreement or understanding with the Company providing for termination of this Offer;

which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any other affiliate of the Purchaser) giving rise to any such condition, makes it inadvisable for the Purchaser to proceed with this Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

     Each reference in this Section 14 to the "sole judgment" or "sole discretion" of the Purchaser with respect to the satisfaction of the conditions set forth in this Section 14 shall be deemed to mean the "sole reasonable judgment" and "sole reasonable discretion", respectively, of the Purchaser.

15. CERTAIN LEGAL MATTERS

     GENERAL. Except as otherwise disclosed in this Section 15, based on a review of publicly available information filed by the Company with the Commission, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to this Offer or

(ii) any approval or other action, by any governmental, administrative or regulatory agency or authority, domestic, foreign or supranational, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, the Purchaser currently contemplates that such approval or action would be sought, except as described below under "State Takeover Laws." While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to this Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or the Purchaser or that certain parts of the businesses of the Company or the Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under this Offer to accept for payment and pay for Shares is subject to certain conditions. See
Section 14.

     A change in control of the Company may require filings with the Commission and the NYSE. The Purchaser does not currently and does not expect to acquire or exercise control of the Company as a result of this Offer. However, if it does control the Company it will determine whether to make any required filings.

     STATE TAKEOVER LAWS. A number of states (including Maryland, where the Company was formed) throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations (including REITs in the case of Maryland) that are incorporated or have assets, Shareholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining Shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Purchaser has not attempted to comply with any state takeover statutes in connection with this Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to this Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to this Offer, the Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to this Offer or be delayed in continuing or consummating this Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 14.

     ANTITRUST. The Purchaser believes that the HSR Act is inapplicable to this Offer in light of the size of the transaction. If the provisions of the HSR Act were applicable to this Offer, the acquisition of Shares under this Offer could be consummated only following the expiration of a 15-calendar day waiting period following the filing by the Purchaser of a Notification and Report Form with respect to this Offer, unless the Purchaser received a request for additional information or documentary material from the Antitrust Division or the FTC or early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requested additional information or material from the Purchaser concerning this Offer, the waiting period would be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Purchaser. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality of transactions under the antitrust laws. At any time before or after Purchaser's acquisition of the Shares pursuant to this Offer, the Antitrust

Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to this Offer or seeking the divestiture of the Shares acquired by the Purchaser. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to this Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

16. FEES AND EXPENSES

     Georgeson Shareholder Communication Inc. has been retained by the Purchaser as Information Agent in connection with this Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interview and may request brokers, dealers and other nominee Shareholders to forward material relating to this Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with this Offer, including, without limitation, certain liabilities under the federal securities laws.

     American Stock Transfer & Trust Company has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with this Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including, without limitation, certain liabilities under the federal securities laws.

     Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their clients. No soliciting dealers fees shall be paid to any person or entity with respect to tendered Shares beneficially owned by such person or entity.

17. MISCELLANEOUS

     This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities, blue-sky or other laws of such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction where the making of this Offer or the tender of Shares is not in compliance with any applicable law, the Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, the Purchaser cannot comply with such law, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. To the extent the Purchaser becomes aware of any state law that would limit the class of offerees in this Offer, the Purchaser will amend this Offer and, depending on the timing of such amendment, if any, will extend this Offer to provide adequate dissemination of such information to such holders of Shares prior to the expiration of this Offer. In any jurisdiction the securities, blue sky or other laws of which require this Offer to be made by a licensed broker or dealer, this Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     The Purchaser has filed with the Commission a tender offer statement on Schedule TO (the "Schedule TO") pursuant to rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to this Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained in the manner set forth in Section 8 with respect to the Company (except that such material will not be available at the regional offices of the Commission).

                                          BRT REALTY TRUST

April 10, 2001

SCHEDULE I

                TRUSTEES AND EXECUTIVE OFFICERS OF THE PURCHASER

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each trustee and executive officer of the Purchaser. Except as otherwise noted, the business address of each officer and trustee is c/o BRT Realty Trust, 60 Cutter Mill Road, Great Neck, New York 11021 and, except as otherwise noted, each such person is a United States citizen. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Purchaser. Except as described herein, none of the officers and trustees of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

                                                   PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                                      5-YEAR EMPLOYMENT HISTORY
----                                               --------------------------------------
Fredric H. Gould                         Chairman of the Board of Trustees and Chief Executive
                                         Officer of the Purchaser; General Partner of Gould
                                         Investors, L.P.; Chairman of the Board of Georgetown
                                         Partners, Inc.; Chairman of the Board and Chief Executive
                                         Officer of One Liberty Properties, Inc.; President of REIT
                                         Management Corp.; a Director of EastGroup Properties, Inc.
                                         and a Director of Yonkers Financial Corporation and its
                                         subsidiary, The Yonkers Savings and Loan FA.
Jeffrey A. Gould                         President and Chief Operating Officer of BRT since March
                                         1996; Executive Vice President and Chief Operating Officer
                                         of BRT from 1995 to 1996; Director of One Liberty
                                         Properties, Inc. Mr. Gould has been a Trustee since 1997.
Matthew J. Gould                         Senior Vice President; Senior Vice President and Director
                                         of One Liberty Properties, Inc. since 1999; President of
                                         One Liberty Properties, Inc. from 1989 through 1999;
                                         President of Georgetown Partners, Inc., Managing General
                                         Partner of Gould Investors L.P., since 1996; Vice President of REIT Management Corp. since 1986; Vice President of
                                         Majestic Property Management Corp. since 1986. Mr. Gould
                                         has been a Trustee since 2001.
Simeon Brinberg                          Senior Vice President and Secretary; Vice President of
                                         Georgetown Partners, Inc. since 1988; Vice President of One
                                         Liberty Properties, Inc. since 1989.
Israel Rosenzweig                        Senior Vice President since 1998; Vice President of
                                         Georgetown Partners, Inc. and One Liberty Properties, Inc.
                                         since 1997; Executive Vice President and a Director of
                                         Bankers Federal FSB from 1993 through 1997; a Director of
                                         Nautica Enterprises, Inc.
David W. Kalish                          Senior Vice President, Finance since 1998; Vice President
                                         and Chief Financial Officer from 1990 through 1998; Vice
                                         President and Chief Financial Officer of One Liberty
                                         Properties, Inc. and Georgetown Partners, Inc. since 1990.
Mark H. Lundy                            Vice President; Vice President and Secretary of One Liberty
                                         Properties, Inc.; Vice President of Georgetown Partners,
                                         Inc. since 1990.
Eugene J. Keely                          Vice President.

                                                   PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                                      5-YEAR EMPLOYMENT HISTORY
----                                               --------------------------------------
George E. Zweier                         Vice President and Chief Financial Officer since 1998;
                                         Accounting Officer with Bank of Tokyo -- Mitsubishi Limited from 1994 through 1998.
Seth Kobay                               Vice President and Treasurer; Vice President of Operations
                                         of Georgetown Partners, Inc.
Patrick J. Callan                        Principal of The RREEF Funds, pension fund real estate
                                         investments (retired January 1, 2001); Director of MT Bank
                                         Corporation; Director of Manufacturers & Traders Bank
                                         Directors Advisory Council -- New York City Division. Mr.
                                         Callan has been a Trustee since 1984.
David G. Herold                          Private Investor; President and Chief Executive Officer of
                                         Metro Bancshares, Inc., the savings and loan holding
                                         company for Bayside Federal Savings and Loan Association,
                                         from 1988 to 1994. Mr. Herold has been a Trustee since
                                         1997.
Arthur Hurand                            Private Investor; Director of One Liberty Properties, Inc.
                                         Mr. Hurand has been a Trustee since 1989.
Herbert C. Lust II                       Private Investor; Director of Prime Hospitality, Inc. Mr.
                                         Lust has been a Trustee since 1981.
Gary Hurand                              President of Dawn Donut Systems, Inc.; Director of Republic
                                         Bancorp. Mr. Hurand has been a Trustee since 1990.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY
                      Facsimile Copy Number: 718-234-5001
                       Confirm by Telephone: 718-921-8200

              By First Class Mail, by Overnight Courier, By Hand:

                   AMERICAN STOCK TRANSFER AND TRUST COMPANY
                                 59 Maiden Lane
                               New York, NY 10038

     Questions and requests for assistance should be directed to the Information Agent at its respective address or telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

                    The Information Agent for this Offer is:

                [GEORGESON SHAREHOLDER COMMUNICATIONS INC. LOGO]
                                17 State Street
                            New York, New York 10004

                           Toll Free: 1-800-223-2064
                           Call Collect: 212-440-9800